Male Age 45 Preferred Nonsmoker

							End of Year
	Beginning of		Premium Tax		Cost of	Investment	Accumulated
Year	the Year AV	Premium	Charge	Policy Fee	Insurance	Income	Value
1	0.00	3,000.00	97.50	90.00	819.35	(43.36)	1,949.79
2	1,949.79	3,000.00	97.50	90.00	879.18	(77.87)	3,805.24
3	3,805.24	3,000.00	97.50	90.00	943.19	(110.64)	5,563.91
4	5,563.91	3,000.00	97.50	90.00	1,011.39	(141.63)	7,223.38
5	7,223.38	3,000.00	97.50	90.00	1,088.60	(170.75)	8,776.53

End of year 5 cash surrender value 8,776.53 minus 2,565.00 = 6,211.53

     Surrender charge for a 45 year old male nonsmoker is $2.00 + $8.26 = $10.26 per 1000 of face amount (10.26 x 250 = 2,565.00)